                MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                          --------------------------

                    Item 8, Item 14 (a)(1) and (2) and (d)

 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

                         YEAR ENDED DECEMBER 31, 1996


                                                                                                              Pages
         The following consolidated financial statements of Mafco Consolidated
Group Inc. and Subsidiaries are included in Item 8:
Report of Independent Auditors ...............................................................................F-2

Consolidated Balance Sheets as of December 31, 1996 and 1995..................................................F-3

Consolidated Statements of Earnings
         for the years ended December 31, 1996, 1995 and 1994.................................................F-4

Consolidated Statements of Stockholders' Equity (Deficit)
         for the years ended December 31, 1996, 1995 and 1994.................................................F-5

Consolidated Statements of Cash Flows
         for the years ended December 31, 1996, 1995 and 1994.................................................F-6

Notes to Consolidated Financial Statements....................................................................F-7

         The following financial statement schedule of Mafco Consolidated Group Inc. is included in
Item 14(d):

Schedule II- Valuation and Qualifying Accounts................................................................F-34

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Mafco Consolidated Group Inc.

We have audited the accompanying consolidated balance sheets of Mafco Consolidated Group Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The 1995 financial statements of Power Control Technologies Inc. (a corporation in which the Company has a 29% common equity interest), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the 1995 consolidated financial statements relates to data included for Power Control Technologies Inc., it is based solely on their report.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mafco Consolidated Group Inc. and subsidiaries at December 31, 1996 and 1995 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

                                                     Ernst & Young LLP

New York, New York
February 11, 1997

                MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share data)

                                                                                               December 31,
                                                                                      --------------------------------
                   ASSETS                                                                 1996              1995
                                                                                      --------------   ---------------
Current assets:
   Cash and cash equivalents                                                               $   6,222    $  93,417
   Trading securities                                                                        409,605          190
   Notes and trade receivables, net                                                           19,498       25,211
   Inventories                                                                                45,957       84,494
   Prepaid expenses and other                                                                 25,396       25,420
                                                                                           ---------    ---------
      Total current assets                                                                   506,678      228,732

Property, plant and equipment, net                                                            37,277       46,052
Pension asset                                                                                 62,738       57,245
Investment in PCT preferred and common stock                                                  12,996       55,547
Trademarks, net                                                                               31,155       32,021
Intangible assets related to businesses acquired, net                                         59,723       62,770
Other assets                                                                                  58,934       78,232
                                                                                           =========    =========
                                                                                           $ 769,501    $ 560,599
                                                                                           =========    =========

      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Current portion of long-term debt and short-term borrowings                             $       -    $  10,960
   Accounts payable                                                                            7,323        9,595
   Accrued expenses and other                                                                100,847       55,515
                                                                                           ---------    ---------
      Total current liabilities                                                              108,170       76,070

Long-term debt                                                                                97,500      218,678
Deferred income taxes                                                                         36,109        5,280
Other liabilities                                                                            167,230      156,850

Commitments and contingencies

Stockholders' equity:
   Common stock, par value $.01 per share, 250,000,000 shares
     authorized, 24,722,190 shares issued in 1996 and 1995                                       247          247
   Additional paid-in-capital                                                                167,105      167,105
   Retained earnings (accumulated deficit)                                                   223,043      (35,605)
   Currency translation adjustment                                                                 -        1,877
   Treasury stock at cost (1,484,850 shares)                                                 (29,903)     (29,903)

                                                                                           ---------    ---------
      Total stockholders' equity                                                             360,492      103,721
                                                                                           =========    =========
                                                                                           $ 769,501    $ 560,599
                                                                                           =========    =========

               See notes to consolidated financial statements.

                MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF EARNINGS
                    (in thousands, except per share data)


                                                                     Year Ended December 31,
                                                              -----------------------------------
                                                                1996         1995         1994
                                                              ---------    ---------    ---------
Net sales                                                     $ 310,659    $ 261,126    $ 226,879
Cost of sales                                                   177,854      154,022      135,967
                                                              ---------    ---------    ---------
Gross profit                                                    132,805      107,104       90,912

Selling, general and administrative expenses                     54,161       51,360       37,906
                                                              ---------    ---------    ---------
Operating income                                                 78,644       55,744       53,006

Interest expense                                                (24,589)     (27,174)     (27,547)
Interest and investment income                                   13,045        5,958          242
Amortization of deferred charges and bank fees                   (1,945)      (2,095)      (2,044)
Equity in earnings from continuing operations and preferred
      dividends of PCT                                            3,850          727            -
Gain on Flavors Disposition                                     151,747            -            -
Gain on Cigar IPO                                               127,809            -            -
Other (expense) income, net                                        (141)        (366)         156
                                                              ---------    ---------    ---------
Income from continuing operations before income taxes           348,420       32,794       23,813

Provision for income taxes                                     (104,824)      (9,703)      (7,478)
                                                              ---------    ---------    ---------
Income from continuing operations                               243,596       23,091       16,335

Discontinued operations
      Equity in discontinued operations of PCT,
           net of income taxes of $1,311 and $712                15,052        1,322            -
                                                              ---------    ---------    ---------
Income before before extraordinary item                         258,648       24,413       16,335

Extraordinary item, net of tax benefit of $1,698                      -            -       (2,667)
                                                              ---------    ---------    ---------

Net income                                                    $ 258,648    $  24,413    $  13,668
                                                              =========    =========    =========

Income per share:
      Continuing operations                                   $   10.48    $    1.06    $    0.82
      Discontinued operations                                      0.65         0.06            -
      Extraordinary item                                              -            -        (0.13)

                                                              ---------    ---------    ---------

                                                              $   11.13    $    1.12    $    0.69
                                                              =========    =========    =========

Weighted average common shares outstanding                       23,237       21,794       19,778

               See notes to consolidated financial statements.

                MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                (in thousands)

                                      Common     Common     Common                  Retained
                                     Stock of   Stock of   Stock of   Additional    Earnings/      Currency
                                        MC       Flavors     Cigar     Paid-in    (Accumulated   Translation   Treasury
                                       Group    Holdings   Holdings    Capital      Deficit)      Adjustment     Stock       Total
                                     ---------- ---------- ---------- ----------- -------------- ------------- ---------- ----------
Balance at December 31, 1993         $        - $        1 $        1 $    43,290 $     (68,686) $         (4) $        - $ (25,428)

Net income                                                                               13,668                              13,668
Currency translation adjustment                                                                           960                   960
                                     ---------- ---------- ---------- ----------- -------------  ------------  ---------- ---------

Balance at December 31, 1994                  -          1          1      43,290       (55,018)          926           -   (10,800)

Net income                                                                               24,413                              24,413
Currency translation adjustment                                                                           951                   951
Dividends                                                                  (9,000)       (5,000)                            (14,000)
Abex merger, net of transaction costs       247         (1)        (1)     71,197                                            71,442
Treasury stock                                                                                                   (29,903)   (29,903)
Retirement of value support rights                                         61,618                                            61,618
                                     ---------- ---------- ---------- ----------- -------------  ------------  ---------- ---------
Balance at December 31, 1995                247          -          -     167,105       (35,605)        1,877    (29,903)   103,721

Net income                                                                              258,648                             258,648
Currency translation adjustment                                                                        (1,877)               (1,877)
                                     ---------- ---------- ---------- ----------- -------------  ------------  ---------- ---------

Balance at December 31, 1996         $      247 $        - $        - $   167,105 $     223,043  $          -  $ (29,903) $  360,492
                                     ========== ========== ========== =========== =============  ============  ========== ==========


               See notes to consolidated financial statements.

                MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                                     Year Ended December 31,
                                                                                --------------------------------
                                                                                  1996        1995        1994
                                                                                --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                     $ 258,648   $  24,413    $  13,668
                                                                                --------   ---------    ---------

Adjustments to reconcile net income to net cash flows (used in)
provided by operating activities:
      Extraordinary item                                                              --          --        4,365
      Gain on Flavors Disposition                                               (151,747)         --           --
      Gain on Cigar IPO                                                         (127,809)         --           --
      Depreciation and amortization                                               10,088      10,483       10,407
      Equity in earnings of affiliates in excess of distributions                (18,613)     (1,894)          --
      Changes in assets and liabilities net of acquisitions
        and dispositions:
          Net increase in trading securities                                    (409,415)         --           --
          Increase in notes and trade receivables                                 (5,512)     (4,483)      (1,952)
          (Increase) decrease in inventories                                      (6,768)      1,449        5,503
          Increase (decrease) in accounts payable                                  2,684      (2,353)         912
          Decrease (increase) in restricted deposits                               1,987     (16,623)          --
          Deferred taxes, income taxes payable and other, net                     87,662      (4,888)         (87)
                                                                                --------    --------     --------
                                                                                (617,443)    (18,309)      19,148
                                                                                --------    --------     --------
Net cash flows (used in) provided by operating activities                       (358,795)      6,104       32,816
                                                                                --------    --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES
Cash acquired in Abex  Merger, net of transaction costs                               --     174,837           --
Net proceeds from the Flavors Disposition                                        172,005          --           --
Capital expenditures                                                              (6,997)     (3,318)      (2,686)
Purchase of PCT Common Stock                                                          --     (33,653)          --
Proceeds from the sale of fixed and other assets                                      10       3,318        6,232
Other, net                                                                          (607)         (7)          (8)
                                                                                --------    --------     --------
Net cash flows provided by investing activities                                  164,411     141,177        3,538
                                                                                --------    --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings                                                              --          --      50,000
Repayment of borrowings                                                           (8,731)     (5,725)    (57,439)
Repayment of revolving loans, net                                                (13,803)    (14,872)    (19,100)
Purchase of Company Common Stock and Abex VSRs                                        --     (29,903)         --

Net proceeds from the Cigar IPO                                                  127,809          --          --
Dividends paid                                                                        --     (14,000)         --
Due to affiliates and other, net                                                   1,984       1,233      (3,654)
                                                                                --------    --------    --------
Net cash flows provided by (used in) financing activities                        107,259     (63,267)    (30,193)
                                                                                --------    --------    --------
Effect of exchange rate changes on cash                                              (70)         80          64
                                                                                --------    --------    --------
Net (decrease) increase in cash and cash equivalents                             (87,195)     84,094       6,225
Cash and cash equivalents at beginning of period                                  93,417       9,323       3,098
                                                                                --------    --------    --------

Cash and cash equivalents at end of period                                      $  6,222    $ 93,417    $  9,323
                                                                                ========    ========    ========
Supplemental schedule of cash flow information
      Interest paid                                                             $ 23,059    $ 28,278    $ 27,128
      Income taxes paid, net of refunds                                            3,590       6,789       7,731

               See notes to consolidated financial statements.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       Background and Basis of Presentation

         On June 15, 1995, stockholders of Abex Inc. ("Abex") approved and adopted an Agreement and Plan of Merger dated as of January 6, 1995 (as amended, the "Merger Agreement") by and between Abex and Mafco Holdings Inc. ("Mafco Holdings") and certain related agreements. Pursuant to the Merger Agreement and related agreements, on June 15, 1995, the following occurred: (i) the transfer (the "Transfer"), to a subsidiary of Abex of substantially all of Abex's consolidated assets and liabilities, other than those relating principally to its Abex NWL Aerospace division and such division's overseas subsidiaries which continued to be owned indirectly by Power Control Technologies Inc. ("PCT"),
(ii) the recapitalization of the capital stock of PCT into shares of common stock, par value $.01 per share (the "PCT Common Stock") and shares of Series A 8% Convertible Redeemable Preferred Stock (the "PCT Preferred Stock") with an aggregate liquidation preference of $20.0 million and is convertible, at the option of MC Group, into 2.5 million shares of PCT Common Stock, subject to adjustments and (iii) the merger (the "Merger") of Abex and C&F Merger Inc. ("C&F"), a wholly owned subsidiary of Mafco Holdings which owned indirectly 100% of the outstanding stock of Consolidated Cigar Holdings Inc. ("Cigar Holdings"), and Flavors Holdings Inc. ("Flavors") with Abex, which was renamed Mafco Consolidated Group Inc. ("MC Group" or the "Company"), as the surviving corporation in the Merger. Cigar Holdings and Flavors conduct their business operations through their respective wholly owned subsidiaries, Consolidated Cigar Corporation ("Consolidated Cigar") and Mafco Worldwide Corporation ("Mafco Worldwide"). As a result of the Merger, the Company acquired certain non-aerospace assets and assumed certain liabilities of Abex as well as acquired an interest in the PCT Preferred Stock. PCT, which became a separate publicly-traded company, continued to operate the aerospace business until April 1996 (See Note 3).

         Pursuant to the Merger, Abex's stockholders immediately prior to the effective time of the Merger (the "Effective Time"), received for each share of common stock, par value $.01 per share, of Abex (the "Abex Common Stock") held, in cancellation thereof, (a) one-quarter of one share of common stock of the Company, par value $.01 per share (the "MC Group Common Stock") and, where applicable, cash in lieu of a fractional share of MC Group Common Stock, (b) one share of PCT Common Stock, and (c) one value support right ("Abex VSR") issued by MVR Inc. ("MVR"), a wholly-owned subsidiary of the Company, and guaranteed by the Company. Shares of MC Group Common Stock were also issued upon cancellation of restricted units of Abex (the "Restricted Units") outstanding under Abex's Restricted Unit Plan for Non-Employee Directors immediately prior to the Effective Time, and shares of PCT Common Stock were also issued upon cancellation of Restricted Units and stock appreciation rights of Abex (the "SARs") outstanding under the 1992 Stock Plan for Executive Employees of Abex and its Subsidiaries immediately prior to the Effective Time. On an aggregate basis, Abex's stockholders and the holders of Restricted Units and SAR's received 100% of the shares of PCT Common Stock and Abex VSRs; Abex's stockholders and the holders of Restricted Units received 20% of the shares of MC Group Common Stock; and Mafco Consolidated Holdings Inc., formerly known as C&F (Parent) Holdings Inc. ("Mafco Consolidated Holdings"), a wholly owned subsidiary of Mafco Holdings, received 80% of the shares of MC Group Common Stock, in each case the percentages reflecting the amount outstanding immediately following completion of the Merger.

         As part of the Merger Agreement, Mafco Worldwide paid a dividend of $9.0 million and Consolidated Cigar paid a dividend of $5.0 million which were distributed to Mafco Holdings immediately before the Merger.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The Merger was accounted for as a purchase of certain assets and the assumption of certain liabilities of Abex, with C&F treated as the acquiror for accounting purposes. Beginning June 15, 1995, the date of the Merger, the financial statements of the Company reflect the consolidated results of Flavors through November 25, 1996, the date of the Flavors Disposition, as described below, Cigar Holdings and the assets and liabilities of Abex acquired in the Merger. For all periods from March 3, 1993, the first date that Flavors and Cigar Holdings were under the common control of Mafco Holdings, to June 15, 1995, the financial statements reflect the combined results of Flavors and Cigar Holdings. In connection with the Merger, the Company recorded the assets acquired and liabilities assumed at their estimated fair market value, with the difference recorded as a credit to additional paid-in-capital, as follows (in millions):


         Cash, net of transaction expenses of $6.7...........................................  $174.8
         Other current assets................................................................    12.9
         Pension asset.......................................................................    60.8
         Other long term assets..............................................................    98.5
         Accrued expense and other...........................................................    37.2
         Abex VSR obligation.................................................................    62.0
         Other liabilities...................................................................   176.4
         Stockholders' equity................................................................    71.4

         The Abex VSRs were designed to help ensure that, within a stated time period and subject to certain limitations, the combined market values of the securities received in the Merger by Abex's stockholders was at least $10 per share. The Abex VSRs were valued based on 20,667,142 Abex VSRs issued at the maximum payment per Abex VSR of $3.00. The Abex VSRs expired in accordance with their terms without the need for any payment on September 19, 1995. As a result of the purchase of Abex VSRs by the Company and the expiration of all the Abex VSRs, stockholders' equity increased by $61.6 million.

         On December 11, 1992, Triple C, Mafco Holdings and its wholly owned subsidiary Consolidated Cigar Holdings Inc. ("CCC Holdings"), entered into an agreement and plan of merger (the "Cigar Merger Agreement"), pursuant to which CCC Holdings was merged into Triple C with Triple C being the surviving corporation. Pursuant to the merger which was consummated on March 3, 1993, Mafco Holdings acquired all the outstanding shares of Triple C common stock and warrants to purchase Triple C common stock (the "1993 Acquisition"), for an aggregate purchase price of approximately $188.0 million, including fees and expenses. Immediately following the 1993 Acquisition, Triple C merged into Consolidated Cigar with Consolidated Cigar being the surviving corporation. As a result, Consolidated Cigar became an indirect wholly owned subsidiary of Mafco Holdings.

         On November 25, 1996, MC Group and PCT consummated the transactions contemplated by a Stock and VSR Purchase Agreement (the "Purchase Agreement"). Pursuant to the Purchase Agreement, among other things, all the issued and outstanding shares (the "Shares") of capital stock of Flavors were sold (see
Note 3).

         The financial statements have been restated to reflect the Company's equity in the discontinued operations of PCT. Certain financial statement items and financial statement disclosures for prior years have been reclassified to be comparable with the 1995 presentation.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The Company currently operates in the tobacco products business. The Company's tobacco products include cigars and pipe tobacco products manufactured and distributed by Consolidated Cigar and licorice extract and flavoring agents manufactured and distributed by Mafco Worldwide through November 25, 1996, the date of the Flavors Disposition (See Note 3).

2.       Significant Accounting Policies

Principles of Consolidation:

         The consolidated financial statements include the accounts of the Company and its majority and wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments of less than 50% but greater than 20% in affiliates are accounted for on the equity method.


Revenue Recognition:

         Revenue is recognized from product sales upon shipment. Allowances for sales returns, customer incentive programs and promotions are recorded at the time of sale.

Restricted Cash:

         Restricted cash of $14.6 million and $16.6 million included in other assets at December 31, 1996 and 1995, respectively, reflects segregated cash held for the benefit of certain parties to cover obligations related to certain prior dispositions and certain environmental and insurance matters.

Inventories:

         Leaf tobacco is carried at the lower of average cost or market. In accordance with generally recognized industry practice, all leaf tobacco inventory is classified as current although portions of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year. Cigar and other inventories are generally valued at the lower of cost (using the first-in, first-out method) or market.

Property, Plant and Equipment:

         Property, plant and equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful lives of such assets ranging from 3 to 20 years. Leasehold improvements are amortized over their estimated useful lives or the terms of the leases, whichever is shorter. Repairs and maintenance are charged to operations as incurred, and expenditures for additions and improvements are capitalized.

Trademarks:

         Trademarks consist of registered and unregistered tradenames of cigars or other tobacco brands which are being amortized on a straight-line basis over 40 years. Accumulated amortization of trademarks was $3.3 million and $2.5 million in 1996 and 1995, respectively.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Intangible Assets Related to Businesses Acquired:

         Intangible assets related to businesses acquired primarily represents goodwill related to the 1993 Acquisition which is being amortized on a straight-line basis over 40 years, consistent with industry practice. The

Company's accounting policy regarding the assessment of the recoverability of the carrying value of goodwill is to review the carrying value of goodwill if the facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted future cash flows of the Company, the carrying value of goodwill will be reduced to its estimated fair value. Accumulated amortization of intangible assets related to businesses acquired was $6.6 million and $5.3 million in 1996 and 1995, respectively.

Impairment of Long-Lived Assets:

         The Company accounts for the impairment of long-lived assets under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The adoption of SFAS 121 did not impact the results of operations of the Company.

Advertising:

         The Company expenses advertising costs as incurred. Amounts charged to advertising expense totaled $2.1 million, $1.2 million and $0.9 million for the years ended December 31, 1996, 1995 and 1994, respectively.

Earnings Per Share:

         Earnings per share has been computed using the weighted average number of common shares outstanding. For periods prior to the Merger, the weighted average number of shares outstanding reflect the number of shares issued to Mafco Consolidated Holdings in the Merger. The dilutive effect of options outstanding under the Company's stock option plan is not material.

Interest Rate Swaps:

         The Company entered into interest rate swap agreements to modify the interest characteristics of its outstanding debt from a fixed to a floating rate basis. These agreements involve the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The related amount payable to or receivable from counterparties is included in accrued expenses. To the extent previous interest rate swap agreements have been terminated, the resulting gain is being recognized over the remaining original life of the terminated agreements. The fair values of the swap agreements (See Note 8), are not recognized in the financial statements.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Issuance of Subsidiary Stock:

         The Company recognizes gains and losses on issuances of subsidiary stock in its Consolidated Statements of Earnings.

Stock-Based Compensation:

         In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123, encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. (See Note 12.)

Income Taxes:

         The Company computes income taxes under the liability method. Under the liability method, deferred income taxes are generally determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Net deferred tax assets are recorded when it is more likely than not that such tax benefits will be realized.

Concentration of Credit Risk:

         Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. The Company's customers are geographically dispersed but are concentrated in the tobacco industry. The Company historically has had no material losses on its trade receivables from customers in the tobacco industry in excess of allowances provided.

Cash Flow Information:

         Cash equivalents are considered to be all highly liquid investments with maturities of three months or less when acquired and exclude restricted cash.

Use of Estimates:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The most significant estimates included in the preparation of the financial statements are related to actuarial assumptions used in the determination of the pension asset and liability, postretirement benefit liability and the valuation of deferred tax assets.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.       Acquisitions and Dispositions

         On July 17, 1995, pursuant to a securities purchase agreement dated as of June 26, 1995, MC Group purchased from Libra Invest & Trade Ltd. ("Libra") for approximately $63.9 million, including expenses, 5,939,400 shares of PCT Common Stock, 5,939,400 Abex VSRs, and 1,484,850 shares of MC Group Common Stock (the "Libra Purchase"). Of the total purchase price of approximately $63.9 million, approximately $29.9 million was allocated to the purchase of 1,484,850 shares of MC Group Common Stock and is classified as treasury stock. In connection with such purchase, the Company entered into an agreement with PCT which, subject to certain exceptions, will limit the Company's ability to dispose of its shares of PCT Preferred Stock and PCT Common Stock for a period of three years. As a result of this transaction, the Company's investment in PCT increased to approximately 29% of PCT Common Stock (36% on a fully diluted basis).

         The Company accounts for its investment in PCT on the equity method. At December 31, 1996, PCT had total assets, total liabilities, redeemable convertible preferred stock, and stockholders' equity of $318.1 million, $132.1 million, $20.0 million and $166.0 million, respectively. At December 31, 1995, PCT had total assets, total liabilities, redeemable preferred stock and stockholders' equity of $51.3 million, $8.8 million, $20.0 million and $22.5 million, respectively. For the year ended December 31, 1996, PCT had income from continuing operations, income from discontinued operations and net income of $10.4 million, $158.1 million and $168.5 million, respectively. For the year ended December 31, 1995, PCT had a loss from continuing operations, income from discontinued operations and net income of $4.0 million, $16.9 million and $11.3 million, respectively. At December 31, 1996 the market value of PCT Common Stock owned by the Company was $44.5 million.

         On April 15, 1996, PCT sold its aerospace operations, including substantially all of its assets, to Parker Hannifin Corporation ("Parker Hannifin") for an aggregate cash consideration of approximately $201.1 million before transaction costs and recognized a gain in discontinued operations of $153.7 million.

         On August 21, 1996, Cigar Holdings completed an initial public offering of 6,075,000 shares of its Class A common stock (the "Cigar IPO"). The net proceeds to Cigar Holdings from the Cigar IPO of approximately $127.8 million were paid as a dividend to the Company. As a result of the Cigar IPO, the Company beneficially owns 80.2% of the outstanding shares of capital stock of Cigar Holdings (representing approximately 97.6% of the combined voting power), which owns 100% of the outstanding shares of capital stock of Consolidated Cigar. In connection with the Cigar IPO, the Company recorded a gain of $127.8 million.

         On November 25, 1996, the Company sold (the "Flavors Disposition") to a subsidiary of PCT (i) all of the outstanding shares of Flavors common stock and
(ii) 23,156,502 Value Support Rights ("VSRs") for aggregate consideration of approximately $297.3 million, consisting of $180.0 million in cash, the assumption of approximately $110.1 million of indebtedness and deferred cash payments to the Company of $3.7 million payable on June 30, 1997 and $3.5 million payable on December 31, 1997. The VSRs were subsequently distributed to PCT shareholders, including 8,439,400 to the Company due to its ownership of PCT Common Stock and PCT Preferred Stock.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Each VSR, subject to certain limitations, entitles its holder to receive a payment, if any, of up to $3.25 per VSR if the 30-Day Average Market Price (as defined in the VSR Agreement) of PCT Common Stock is below $11.00 per share, subject to adjustment, on January 1, 1999; provided, however, the Company has an optional right to call the VSRs each April 1, July 1, October 1 and January 1 from and including April 1, 1997 to and including October 1, 1998 (each, an "Optional Call Date"). If the Company calls the VSRs on or before January 1, 1998, holders will be entitled to receive a payment of at least $0.50 and up to $3.25 per VSR if the 30-Day Average Market Price is below $10.25 per share, subject to adjustment, as of such Optional Call Date. If the Company calls the VSRs after January 1, 1998, each VSR will entitle its holder to a payment, if any, of up to $3.25 per VSR if the 30-Day Average Market Price is below $11.00 per share, subject to adjustment, on such Optional Call Date.

         The Company's VSR obligation (which excludes the 8,439,400 VSR's received by the Company as a distribution from PCT) was accounted for at the fair value on the date of issuance and was subsequently marked to the closing market price of the security on December 31, 1996. The VSR obligation will be marked to the closing market price of the security at each financial statement date. As a result, income in future periods may be affected by any positive or negative mark to market adjustment.

         The Company recorded a gain of $151.7 million in connection with the Flavors Disposition, which is net of a deferral of $61.2 million corresponding to the Company's continuing approximate 29% equity interest in PCT following the Flavors Disposition. The deferral of $61.2 million was recorded as a reduction of the Company's investment in PCT preferred and common stock.


4.       Inventories

         Inventories consisted of the following:


                                      (in thousands)
                                       December 31,
                         -----------------------------------------
                               1996                  1995
                         ------------------   --------------------
Raw materials             $          34,469    $            59,742
Work-in progress                      1,974                  1,988
Finished goods                        9,514                 22,764
                         ------------------   --------------------
                          $          45,957    $            84,494
                         ==================   ====================

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



5.       Property, Plant and Equipment

         Property, plant and equipment consisted of:

                                          (in thousands)
                                           December 31,
                               ----------------------------------
                                   1996                 1995
                               --------------       -------------
Land                            $       1,884       $       2,259
Buildings                              14,140              19,814
Machinery and equipment                33,220              47,888
Furniture and fixtures                  1,614               2,190
Leasehold improvements                    361                 276
Construction-in-progress                    -                 640
                               --------------       -------------
                                       51,219              73,067
Accumulated depreciation              (13,942)            (27,015)
                               --------------       -------------
                                  $    37,277       $      46,052
                               ==============       =============




         Depreciation expense was $5.8 million, $5.5 million and $5.5 million for the years ended December 31, 1996, 1995 and 1994, respectively.

6.       Accrued Expenses

         Accrued expenses consisted of the following:

                                                                                 (in thousands)
                                                                                  December 31,
                                                                 -----------------------------------------------
                                                                         1996                     1995
                                                                 ----------------------   ----------------------
Employee benefits, severance and other compensation               $              21,535   $               21,614
Interest                                                                          3,388                    4,737
Taxes payable                                                                    42,179                      219
Indemnification reserve and other tax reserves (see Note 9)                      11,500                   11,500
Other                                                                            22,245                   17,445
                                                                  ---------------------   ----------------------
                                                                  $             100,847   $               55,515
                                                                  =====================   ======================


         The increase in accrued expenses primarily reflects the tax liability related to the Flavors Disposition.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



7.       Other Liabilities

         Other liabilities consisted of the following:

                                                                                (in thousands)
                                                                                 December 31,
                                                                 ----------------------------------------------
                                                                         1996                     1995
                                                                 ----------------------   ---------------------
Casualty reserves                                                 $              10,718   $             11,583
Employee benefits and other compensation                                         75,005                 72,916

Indemnification reserve and other tax reserves (see Note 9)                      15,900                 15,900
VSR obligation                                                                   13,797                      -
Other                                                                            51,810                 56,451
                                                                  ---------------------   --------------------
                                                                  $             167,230   $            156,850
                                                                  =====================   ====================


8.       Long-Term Debt

                                                                         (in thousands)
                                                                         December 31,
                                                            ---------------------------------------
                                                                  1996                 1995
                                                            -----------------   -------------------
Consolidated Cigar:
   Bank Borrowings (a)                                       $          7,500     $          20,600
   Senior Subordinated Notes (b)                                       90,000                90,000

Mafco Worldwide (c):
   Senior Credit:
      Tranche A Term Loans                                   $              -     $          14,000
      Tranche B Term Loans                                                  -                19,800
   11 7/8% Senior Subordinated Notes Due 2002                               -                84,510
                                                             ----------------     -----------------
                                                                       97,500               228,910
Less:  current portion                                                     -               (10,232)
                                                             ----------------     -----------------
                                                             $         97,500     $         218,678
                                                             ================     =================

-------------
(a) Represents borrowings under a credit agreement (the "Cigar Credit Agreement") with Chase dated February 23, 1993, which provides for a revolving credit facility (the "Revolving Credit Facility") and a working capital facility (the "Working Capital Facility"). The Revolving Credit Facility and the Working Capital Facility have final maturities on April 3, 1999. The Revolving Credit Facility was subject to quarterly commitment reductions of $2.5 million through the end of 1996. The Cigar Credit Agreement was amended on February 3, 1997 to reduce the amount of various interest rate margins charged against outstanding borrowings and waive any further scheduled amortization of the commitment on the Revolving Credit Facility.

         The maximum borrowings under the Cigar Credit Agreement, as amended, at the end of December 31, 1996 and through maturity are $20 million under the Working Capital Facility and $14.9 million under the Revolving Credit Facility. Outstanding letters of credit of

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         approximately $1.7 million reduced the available borrowings under the Cigar Credit Agreement at December 31, 1996.

         The following indicates the Cigar Credit Agreement's established and amended interest payment rates available at the option of Consolidated
         Cigar:

                                                       Initial    1996    Rate Effective
                                                        Rate      Rate      March 1997
                                                        ----      ----      ----------
Base Rate Loans             Prime plus                 1 3/4%      1%           0%
936 Loans                   936 Rate plus              2 3/4%      2%           1%
Eurodollar Funds            Eurodollar plus            2 3/4%      2%           1%

         The average interest rate under the Cigar Credit Agreement was approximately 7.7% at December 31, 1996.

         The Cigar Credit Agreement is secured by perfected first priority liens on all of the material assets of Consolidated Cigar and its domestic subsidiaries and perfected pledges of the stock of all Consolidated Cigar's subsidiaries (with certain exceptions for the stock of foreign subsidiaries). The Cigar Credit Agreement is guaranteed by the Company and by all of the domestic subsidiaries of Consolidated Cigar. The guarantee by the Company is secured by a pledge of all the outstanding stock of Consolidated Cigar.

         The Cigar Credit Agreement contains various covenants which govern, among other things, the ability to incur indebtedness, pay dividends, incur lease rental obligations, make capital expenditures, use proceeds from asset sales, participate in mergers and other activities. The Cigar Credit Agreement also requires Consolidated Cigar to satisfy certain financial covenants related to net worth, capital expenditures and various ratios.

(b) Represents the $90.0 million in principal amount of 10 1/2% Senior Subordinated Notes Due 2003 (the "Senior Subordinated Notes") issued in connection with the 1993 Acquisition.

         The Senior Subordinated Notes bear interest at the rate of 10 1/2% per annum, mature on March 1, 2003 and are redeemable at a premium prior to maturity starting March 1, 1998. The Senior Subordinated Notes are redeemable earlier at a premium in the event of a change of control.

         The indenture relating to the Senior Subordinated Notes limits, among other things, dividends and other distributions, certain types of indebtedness, certain mergers, consolidations and sales of assets.

         The terms of the Cigar Credit Agreement and the Senior Subordinated Notes of Consolidated Cigar limit the payment of dividends or distributions by Consolidated Cigar to an amount equal to approximately $9.3 million as of December 31, 1996.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(c) In connection with the Flavors Disposition, PCT assumed Mafco Worldwide's obligations under the Senior Credit and its 117/8% Senior Subordinated Note indenture. Obligations under the Senior Credit bore interest at November 25, 1996 at approximately 8.20%.

         The fair value of the Company's long-term debt at December 31, 1996 is estimated based on the quoted market prices for the same issues or on the current rates offered to the Company for debt of the same remaining maturities. The estimated fair value of long-term debt was approximately $3.6 million more than the carrying value of $97.5 million.

         In 1994, the Company recorded an extraordinary loss of $2.7 million, net of $1.7 million tax benefit, as a result of the June 1994 refinancing of certain indebtedness. Prepayment premiums, original issue discounts and certain other capitalized costs of the refinanced indebtedness were expensed as such extraordinary loss.

         Because judgment is required in interpreting market data to develop estimates of fair value, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions or estimation methodologies may be material to the estimated fair value amounts.

         Consolidated Cigar entered into two five year interest rate swap agreements in an aggregate notional amount of $85.0 million. Under the terms of the agreements, Consolidated Cigar receives a fixed interest rate averaging 5 4/5% and pays a variable interest rate equal to the six month LIBOR. Consolidated Cigar entered into such agreements to take advantage of the differential between long-term and short-term interest rates and effectively converted the interest rate on $85.0 million of fixed-rate indebtedness to a variable rate. From inception of the agreements through January 1997 Consolidated Cigar has paid $0.8 million in settlement, which occurs at the end of each six month period of the agreements. Had Consolidated Cigar terminated these agreements, which the Company considers to be held for other than trading purposes, on January 31, 1997, a combined loss of approximately $1.1 million would have been realized. Future positive or negative cash flows associated with these agreements will depend upon the trend of short-term interest rates during the remaining life of the agreements. In the event of non-performance of the counterparties at anytime during the remaining lives of these agreements which expire at December 1998 and January 1999, the Company could lose some or all of any future positive cash flows. However, the Company does not anticipate non-performance by such counterparties.

9.       Income Taxes

         Information pertaining to consolidated income from continuing operations before income taxes and extraordinary item and the applicable provision for income taxes, excluding amounts related to discontinued operations and to the extraordinary item, is as follows:

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                             (in thousands)
                                                                        Year ended December 31,
                                                          -----------------------------------------------------
                                                                1996                1995              1994
                                                          -----------------    ---------------    -------------
Income from continuing operations before income taxes:
   Domestic                                                 $      320,035      $      13,437       $    8,567
   Foreign (includes Puerto Rico)                                   28,385             19,357           15,246
                                                            --------------      -------------       ----------
                                                            $      348,420      $      32,794       $   23,813
                                                            ==============      =============       ==========
Provision (benefit) for income taxes:
Current:
   Federal                                                  $       41,215      $       2,827       $    3,477
   State and local                                                   9,995              1,442              809
   Foreign                                                           2,712              1,941            2,036
                                                            --------------      -------------       ----------
                                                                    53,922              6,210            6,322
Deferred:
   Federal                                                          50,699              2,794              963
   State and local                                                    (675)               108              174
   Foreign                                                             878                591               19
                                                            --------------      -------------       ----------
                                                            $      104,824      $       9,703       $    7,478
                                                            ===============     =============       ==========


         The effective tax rate on consolidated income from continuing operations before income taxes varies from the current statutory federal income tax rate as follows:

                                                               1996                 1995                1994
                                                               ----                 ----                ----
Statutory rate                                                35.0%                35.0%               35.0%
Foreign income taxed at other than the                        (1.0)                (8.5)               (7.4)
   statutory tax rate

Non-deductible amortization                                    0.2                  1.9                 2.7
Permanent benefit on sale of Flavors resulting from
   basis difference in goodwill                              (11.9)                  -                   -
State and local taxes, net                                     1.7                  3.1                 3.0
Increase (Decrease) in valuation allowance                     6.1                 (1.8)               (2.5)
Other, net                                                      -                  (0.1)                0.6
                                                          ===============      ===============     ===============
                                                              30.1%                29.6%               31.4%
                                                          ===============      ===============     ===============

         The approximate effect of the temporary differences that gave rise to deferred tax balances were as follows:

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                          (in thousands)
                                                                            December 31,
                                                                  ---------------------------------
                                                                       1996               1995
                                                                  ----------------    -------------
Deferred tax assets:
   Accounts receivable                                             $        1,930    $        2,078
   Inventory                                                                    -               466
   Prepaid and other                                                        2,914             2,914
   Property, plant and equipment                                                -               933
   Long term investments and other                                         23,184             4,277

   Pension liability                                                            -               607
   Accrued expenses and other                                               6,654             7,116
   Employee benefits and other compensation                                27,092            25,108
   Other long term liabilities                                             11,109             5,384
   Net operating loss carryforwards                                             -             4,900
                                                                  ---------------     -------------
      Total deferred tax asset                                             72,883            53,783
   Valuation allowance                                                    (23,864)                -
                                                                  ---------------     -------------
      Total deferred tax asset net of valuation allowance                  49,019            53,783
                                                                  ---------------     -------------

Deferred tax liabilities:
   Subsidiary stock issuance                                       $       44,769     $           -
   Property, plant and equipment                                            3,473             3,474
   Pension asset                                                           22,199            20,035
   Unremitted foreign earnings                                              2,521             2,179
   Other                                                                      385               403
                                                                  ---------------     -------------
      Total deferred tax liability                                         73,347            26,091
                                                                  ---------------     -------------
      Net deferred tax asset (liability)                           $      (24,328)     $     27,692
                                                                  ===============     =============

         As a result of the pension plan merger in 1995 (see Note 10), a deferred tax asset in the amount of $2.4 million which was related to the unfunded pension liability at the date of the 1993 Acquisition was recorded with a resulting reduction of goodwill.

         As a result of the Merger, MC Group and its domestic subsidiaries (the "Mafco Group") have, for federal income tax purposes, become members of an affiliated group of corporations of which Mafco Holdings is the common parent (the "Holdings Group"). Accordingly, the Mafco Group will be included in the consolidated federal income tax returns and, to the extent permitted by applicable law, any combined state or local income tax returns filed on behalf of the Holdings Group. Mafco Holdings and MC Group are parties to a tax sharing agreement pursuant to which MC Group will pay to Mafco Holdings with respect to each taxable year an amount equal to the consolidated federal and state and local income taxes that would have been incurred by the Mafco Group had it not been included in the consolidated federal and any combined state or local income tax returns filed by the Holdings Group for such period. Prior to the Merger, Consolidated Cigar and Mafco Worldwide were party to tax sharing agreements with Mafco Holdings pursuant to which Consolidated Cigar and Mafco Worldwide were required to pay to Mafco Holdings with respect to each taxable year an amount equal to the consolidated federal and state and local income taxes that would have been incurred by Consolidated Cigar and Mafco Worldwide had they not been included in the consolidated federal and any combined state and local income tax returns filed by Mafco Holdings. For all periods presented, federal and state income taxes are provided as if the Company filed its own income tax returns.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         Foreign income primarily consists of Puerto Rico and Dominican Republic income. Pursuant to a grant of industrial tax exemption which expires in 2002, 90% of the income earned from the manufacture of cigars in Puerto Rico is tax exempt from Puerto Rican income taxes. The remaining 10% of such income is taxed at a maximum surtax rate of 45%, resulting in an effective income tax rate of approximately 4.5%. The benefit to the Company amounted to approximately $3.5 million for the year ended December 31, 1994, $5.1 million for the year ended December 31, 1995, and $7.4 million for the year ended December 31, 1996.

         Funds repatriated to the Company from its Puerto Rico subsidiary are subject to a maximum Puerto Rico tollgate tax of 10%. Legislation enacted in Puerto Rico in 1993 included a provision for prepaying a portion of these tollgate taxes effective for the 1993 fiscal year and subsequent periods.

         The Company manufactures cigars in the Dominican Republic pursuant to a 100% exemption from Dominican Republic income taxes, which exemption expires in 2010.

         Income earned from Puerto Rico operations is generally exempt from federal income tax. Section 936 of the Internal Revenue Code allows a "possessions tax credit" against U.S. income tax attributable to the Puerto Rico taxable earnings. As part of OBRA 1993, the Internal Revenue Service has limited this exemption based upon a percentage of qualified wages in Puerto Rico, plus certain amounts of depreciation. The Company believes that it qualified for the possessions tax credit during each of the fiscal years ended 1994, 1995 and 1996.

         On August 20, 1996, the Small Business Job Protection Act of 1996 (the "SBJPA") was enacted into law. Under the SBJPA, Section 936 of the Internal Revenue Code, the possessions tax credit was repealed, subject to special grandfather rules for which the Company would be eligible, provided that the Company does not add a "substantial new line of business." Under the grandfather rules, for the Company's taxable years beginning December 31, 2001 and before January 1, 2006, the Company's business income from its Puerto Rico operations eligible for the possessions tax credit would, in addition to the current limitation based upon a percentage of qualified wages in Puerto Rico, plus certain amounts of depreciation, generally be limited to its average annual income from its Puerto Rico operations, adjusted for inflation, computed during the Company's five most recent taxable years ending before October 14, 1995 and excluding the highest and lowest years (the "Income Limitation"). For taxable years after December 31, 2005, the possessions tax credit would be eliminated. The repeal of the possessions tax credit could have a material adverse effect on the Company for taxable years beginning after December 31, 2001 and before January 2006 to the extent that the Company's annual income from its Puerto Rico operations exceeds its average annual income from its Puerto Rico operations (as computed in the manner described in the preceding sentence), and for taxable years after December 31, 2005. Although it does not currently have any definitive plans with respect thereto, the Company expects to evaluate alternatives that may be available to it in order to mitigate the effects of the

SBJPA. On February 6, 1997, President Clinton proposed certain tax law changes which, if enacted, would eliminate the Income Limitation, extend the possession tax credit indefinitely and make the credit available to newly established business operations.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         In connection with the Merger, MC Group entered into a tax sharing agreement with its former subsidiary, PCT, pursuant to which MC Group will indemnify PCT with respect to all taxes applicable to periods prior to June 15, 1995 except for foreign taxes related to PCT's aerospace business.

         In connection with the July 16, 1992 distribution of Abex, the predecessor of MC Group, from its prior parent, The Henley Group, Inc. ("Henley"), Abex entered into a tax sharing agreement with Henley in which Abex indemnified Henley for tax liabilities resulting from certain adjustments to the tax liabilities of Abex entities and for certain tax liabilities of a prior affiliated company, Wheelabrator Technologies, Inc. for the period May 26, 1986 through December 31, 1988. All federal tax liabilities related to this period were settled prior to 1995; however, certain state tax liabilities of approximately $7.0 million, which is an obligation of the Company, remain open as of December 31, 1996.

         Abex had been included in the consolidated federal income tax return of Henley for 1990 and 1991. The Internal Revenue Service has asserted deficiencies against Henley for these periods of approximately $23 million, plus interest. Koll Real Estate Group, Inc. ("Koll"), as the parent of Henley, has indicated that it will vigorously contest the deficiencies through the administrative appeals process as well as in court and that a final conclusion to this matter could take several years. In any event, the adjustments creating these deficiencies do not relate to Abex entities and are therefore not liabilities of the Company as successor to Abex under the tax sharing agreement. However, if Henley or Koll were unable to pay any deficiency remaining after the review process, then the Internal Revenue Service, in accordance with Treasury Regulation 1.1502-06, could seek payment from any of the other entities that were included in the federal consolidated return of Henley for 1990 and 1991, including the Company as successor to Abex.

         While the Company expects that Koll will discharge its ultimate tax obligations, the Company is aware that Koll has a history of operating losses and retained deficits. Thus, there can be no assurance that Koll will have the financial ability to discharge such obligations. In addition, Koll has announced that it is soliciting consents from its debtholders for a financial restructuring, but the Company is presently unable to determine the effect, if any, of a financial restructuring on the ability of Koll to pay any remaining deficiency.

         Management believes that reserves as of December 31, 1996 are adequate for all tax liabilities associated with these tax sharing agreements as well as any potential liability asserted by the IRS in accordance with Treasury Regulation 1.1502-06.

10.      Pension Plans

         The Company maintains tax qualified defined benefit pension plans covering substantially all hourly and salaried employees in the U.S. and Puerto Rico. In addition, certain employees of Abex's former subsidiaries are covered under various tax qualified MC Group retirement plans (the "MC Group Retirement Plan"). The fair value of the assets and liabilities of the former Abex plans were recognized in the financial statements of the Company as of June 15, 1995 in connection with the Merger.

         Plans covering salaried employees generally provide pension benefits based on years of service and compensation. Plans covering hourly employees and union members generally provide stated

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

benefits for each year of service. Plan assets consist primarily of equity and fixed income securities and mutual funds.

         Effective December 31, 1995, Consolidated Cigar's tax qualified non-contributory defined benefit pension plans (the "Cigar Plans") covering substantially all hourly and salaried employees in the U.S. and Puerto Rico were merged with and into the MC Group Retirement Plan. The MC Group Retirement Plan was the surviving plan with all the assets and liabilities of the Cigar Plans becoming assets and liabilities of the surviving MC Group Retirement Plan.

         In addition, certain employees of Abex's former subsidiaries are covered under a non-qualified executive defined benefit plan (the "Executive Defined Benefit Plan") and a defined contribution plan (the "Executive Defined Contribution Plan"). Assets of these plans of $27.1 million and $26.1 million at December 31, 1996 and 1995, respectively, are held by a rabbi trust and are presented as other assets in the Company's balance sheet because they will be available to general creditors of the Company in the event of the Company's insolvency. The liability related to the Executive Defined Contribution Plan was $2.1 million and $2.6 million at December 31, 1996 and 1995, respectively, and is included in other liabilities.

         The following table reconciles the funded status of the Company's significant pension plans as of the date indicated:



                                                                                       (in thousands)
                                                                                        December 31,
                                                      -----------------------------------------------------------------------------
                                                                      1996                                       1995
                                                      ---------------------------------------    ----------------------------------
                                                           Assets             Accumulated             Assets            Accumulated
                                                           Exceed              Benefits               Exceed              Benefits
                                                        Accumulated             Exceed              Accumulated            Exceed
                                                          Benefits              Assets               Benefits              Assets
                                                      -----------------    ------------------    ------------------    ------------
Actuarial present value of benefit obligation:
   Accumulated benefit obligation includes
   vested benefits of $127,258 and $27,874 in 1996
   and $127,847 and $28,527 in 1995                    $        127,834    $           27,938    $          128,935   $      28,535
                                                      =================    ==================    ==================   =============

Projected benefit obligation for service
   rendered to date                                             133,095                28,259               135,180          28,684
Less:  plan assets at fair value                               (202,211)                    -              (195,579)              -
                                                      -----------------    ------------------    ------------------    ------------

Projected benefit obligation in excess
   of (less than) plan assets                                   (69,116)               28,259               (60,399)         28,684
Unrecognized transition asset (obligation)                           62                     -                  (182)              -
Unrecognized prior service benefit (cost)                           219                  (541)                    1            (309)
Unrecognized net (loss) gain                                      6,080                   404                 5,264            (452)
Adjustment for minimum liability                                      -                   198                     -               -
                                                      -----------------    ------------------    ------------------   -------------

Net pension (asset) liability                          $        (62,755)   $           28,320    $          (55,316)  $      27,923
                                                      =================    ==================    ==================   =============


         Pension liabilities are included in accrued expenses and other liabilities.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7 1/4% in 1996 and 7 1/4%-7 1/2% in 1995. The rate of increase in future compensation levels reflected in such determination was 4 1/2% in 1996 and 4%-5% in 1995. The assumed long-term rate of return on assets was 8-9% for 1996, 6 1/2%-9% for 1995 and 7%-8 1/4% for 1994. The Company's funding policy is to contribute annually an amount necessary to satisfy the Internal Revenue Service's minimum funding standards.

         Pension (income) expense includes the following components for the years ended December 31, 1996, 1995 and 1994 respectively:


                                                                        (in thousands)
                                                             1996            1995             1994
                                                         -------------    ------------    -------------
Service cost-benefits earned during the period             $    1,047      $       800    $         893
Interest cost on projected benefit obligation                  12,525            7,416            2,194
Actual return on plan assets                                 (31,945)         (20,732)            (827)
Net amortization and deferrals                                 14,548           11,594            (685)
                                                         -------------    ------------    -------------
   Net pension (income) expense                            $  (3,825)     $      (922)    $       1,575
                                                         =============    ============    =============


         In addition, the Company maintains certain 401(k) plans for which the expense for matching contributions was $436,000, $273,000 and $280,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

11.      Postretirement Benefits Other Than Pensions

         MC Group, generally at its sole discretion, provides certain employees of Abex and its former subsidiaries retiring on or after attaining age 55, who have rendered at least 10 years of service and who have participated in Abex's pension plans, with postretirement health care coverage. In 1993, Abex amended its existing postretirement health care programs primarily to adjust certain cost sharing provisions. MC Group funds the cost of this benefit on a claims-paid basis and made payments of $4.3 million in 1996 and $2.6 million in 1995 from the date of the Merger. The liability related to these benefits was recognized as of June 15, 1995 in connection with the Merger. The plans have no assets.

         The accumulated postretirement benefit obligation consists of the following components at December 31, 1996 and 1995:


                                                                      (in thousands)
                                                         -----------------------------------------
                                                               1996                  1995
                                                         -----------------    --------------------
Accumulated postretirement benefit obligation:
   Retirees                                                  $ 41,681               $ 41,800
   Fully eligible active plan participants                          -                  1,300
                                                             --------               --------

Postretirement benefit liability                             $ 41,681               $ 43,100
                                                             ========               ========


         Unrecognized items at December 31, 1996 and 1995 were not significant. Net periodic postretirement benefit costs other than pensions attributable to interest on the accumulated post-

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


retirement benefit obligation was $2.9 million for December 31, 1996 and $1.7 million in 1995 from the date of the Merger on June 15, 1995. For measurement purposes, a 5.5%-8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997 declining to 5.5% thereafter. An increase of 1% in the health care cost trend rate will not have a significant effect on the amounts reported because of cost sharing provisions. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 1996 and 1995.


12.      Stock Based Compensation

         Under the terms of the Company's 1995 stock option plan (the "MC Group Stock Option Plan"), stock options and stock appreciation rights may be granted to key employees of the Company. A maximum of 1,250,000 shares of MC Group Common Stock have been reserved for issuance under the MC Group Stock Option Plan. The MC Group options vest one-third each year beginning on the first anniversary of the date of grant and become 100% vested on the third anniversary of the date of grant.

         The following table summarizes the stock option transactions under the MC Group Stock Option Plan and the grant of 750,000 options to the Chairman of the Board of Directors for services rendered and to be rendered to the Company:




                                                                                 Year Ended December 31
                                                      -----------------------------------------------------------------------------
                                                                       1996                                   1995
                                                       ------------------------------------    ------------------------------------
                                                                               Exercise                               Exercise
                                                           Options               Price            Options              Price

                                                      ------------------    ---------------   ----------------    -----------------
Outstanding - beginning of year                                 750,000         $17.38                               -  $ -
Granted                                                         875,000         21.57                 750,000          17.38
                                                      ------------------                      ----------------
Outstanding at year end                                       1,625,000         19.63                 750,000          17.38
Exercisable at year end                                         791,667                               250,000
Weighted average fair value of
   options granted during the year                                              10.08                                   7.31
Weighted average remaining contractual life
     of options outstanding (in years)                                           9.27                                   9.92


         Cigar Holdings adopted its 1996 stock plan (the "Cigar Stock Option Plan") prior to the effectiveness of the Cigar IPO. Under the Cigar Stock Option Plan, incentive stock options, non-qualified stock options, stock appreciation rights, restricted and unrestricted stock (collectively "Awards"), may be granted to selected employees, consultants and directors of Cigar Holdings, and any of its affiliates, from time to time. The aggregate number of shares of Cigar Holdings common stock as to which options and rights may be granted under the Cigar Stock Option Plan may not exceed 3,000,000. As of December 31, 1996 there were 1,237,500 shares of Cigar Holdings non-qualified options outstanding that were issued to officers and employees, 1,150,000 shares at an exercise price equal to the initial public offering price of $23.00 per share and 87,500 shares at $25.00 per share. None of the Cigar Holdings option shares were exercisable at December 31, 1996 and 1,762,500 shares remained available for future grants. These Cigar Holdings options vest one-third each year

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


beginning on the first anniversary of the date of grant and become 100% vested on the third anniversary of the date of grant. The weighted average fair value of Cigar Holdings options granted in 1996 is $16.91 per share. At December 31, 1996 the weighted average exercise price of the Cigar Holdings options outstanding is $23.14 and the weighted average remaining contractual life of those options is 9.75 years.

         The exercise price of the stock options issued were equal to the market price of the respective companies' stock on the dates of grant, accordingly, no compensation cost has been recognized for stock options issued. Had compensation cost for the stock options issued by the Company and Cigar Holdings been determined based on the fair value at grant date for awards in 1995 and 1996 consistent with the provisions of SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:



                                                Year ended December 31,
                                       -------------------------------------------
                                              1996                   1995
                                       -------------------    --------------------
                                                     (In thousands,
                                               except per share amounts)
Net income - as reported                $           258,648    $              24,413
Net income - pro forma                              250,338                   21,063
Income per share - as reported                        11.13                     1.12
Income per share - pro forma                          10.77                     0.97


         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants under the MC Group Stock Option Plan in 1996 and 1995, respectively: dividend yield of 0.0%; expected volatility of 50.9% and 45.6%; risk-free interest rate of 6.52% and 5.37%; and expected life of 4 years. The following weighted-average assumptions were used for grants under the Cigar Stock Option Plan in 1996: dividend yield of 0.0%; expected volatility of 90%; risk-free interest rate of 6.13%; and expected life of 5 years.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         The Chief Executive Officer of the Company has been granted the right to receive a special payment of up to $5.5 million which is deferred and is dependent upon the overall performance of the Company's Common Stock. At December 31, 1996, the Company has accrued the earned and vested portion of the special payment right.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




13.      Related Party Transactions

         Employees of affiliates of the Company provide services to the Company in connection with insurance and legal services, benefit plan administration and other services and the Company reimburses such affiliates for the allocated share of the costs related to such employees. In 1996 and 1995, the amount allocated to the Company was $624,549 and $436,414, respectively. The Company believes that the terms of such allocated services are at least as favorable to the Company as would be available from unaffiliated third parties.

         The Company performs certain services for a subsidiary of Mafco Holdings. Revenues for such services were $958,000, $874,000 and $763,000 for the years ended December 31, 1996, 1995 and 1994.

         Included in accrued expenses and other liabilities are payables to Mafco Holdings and affiliates in the amount of $39.1 million and $2.0 million at December 31, 1996 and 1995, respectively, principally related to income taxes payable to Mafco Holdings pursuant to a tax sharing agreement (See Note 9).

14.      Commitments and Contingencies

         Rental expense, which includes rent for facilities, equipment and automobiles under operating leases expiring through 2008, amounted to $2.5 million, $2.3 million and $2.3 million for the years ended December 31, 1996, 1995 and 1994 respectively. Future minimum rental commitments, which include obligations related to former operations of Abex, for operating leases with noncancelable terms in excess of one year from December 31, 1996, net of sublease payments of $11.9 million, are as follows:

                                         (in thousands)
                                   ---------------------------
1997                                         $ 2,717
1998                                           2,836
1999                                           2,678
2000                                           1,670
2001 and thereafter                            2,790
                                   ---------------------------
                                             $12,691
                                   ===========================

         At December 31, 1996, outstanding contracts to purchase tobacco amounted to $7.3 million which were all U.S. dollar obligations.

         Under a June 15, 1995 Transfer Agreement to which PCT and a subsidiary of MC Group are parties, such subsidiary will reimburse PCT for amounts spent in excess of $1.5 million during each of the years 1996, 1997 and 1998 in connection with certain public company costs. The amount spent for such costs by PCT in the 1996 and 1995 periods did not exceed $1.5 million; therefore, no reimbursement was made.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         On February 5, 1996, MC Group entered into a reimbursement agreement with Chemical Bank and PCT, through its wholly owned subsidiary Pneumo Abex Corporation ("Pneumo Abex"). The agreement provides for letters of credit totaling $20.8 million covering certain environmental issues, not related to the aerospace business of PCT. In connection with such agreement, MC Group pledged the PCT Preferred Stock and its ownership of 5,939,400 shares of PCT Common Stock.

         At March 21, 1997, 19,777,752 shares, or approximately 85% of the Company's stock were pledged and shares of intermediary holding companies may from time to time be pledged, to secure indebtedness of Mafco Holdings or its affiliates.

         In connection with the Abex Transactions, the Company entered into a transfer agreement (the "Transfer Agreement"), which allocated assets and liabilities, along with responsibility for various matters, between the Company and PCT. Pursuant to the Transfer Agreement, the Company assumed and agreed to indemnify PCT against, or to manage on PCT's behalf, all liabilities not relating to Abex's then existing aerospace business, including various contingent and other liabilities as set forth below. PCT assumed, and indemnified the Company against, all liabilities of the aerospace business and certain other liabilities. A discussion of the material liabilities for which PCT has agreed to indemnify the Company is set forth below. The Company has also assumed responsibility for various other matters relating to businesses formerly conducted by Abex or its predecessors.

         Certain of Abex's former subsidiaries have been named parties in several government enforcement and private actions seeking cleanup costs and/or damages for personal injury or property damage under the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA") and related federal and state laws. In addition, certain of these subsidiaries have been identified by governmental authorities as being potentially responsible for cleanup costs and/or natural resource damages or have received inquiries from governmental authorities regarding their possible involvement with hazardous waste sites. One such site in Portsmouth, Virginia, which was formerly operated by Abex and a portion of which is owned by MC Group, has been placed on the National Priorities List under CERCLA. The potential costs related to such matters and the possible impact thereof on future operations are uncertain due to, among other factors, the following: uncertainty regarding the extent of prior pollution; the complexity of laws and regulations and their interpretations; the varying costs and effectiveness of alternative cleanup technologies and methods; and the questionable and varying degrees of responsibility and/or involvement by Abex subsidiaries.

         Under applicable state and federal law, including CERCLA, each potentially responsible party ("PRP") can be held jointly and severally liable for all cleanup and related costs at each site. For the reasons noted above, it is impossible to predict the extent to which remediation will be required at a particular site and the ultimate cost thereof. However, the aggregate cost of cleanup and related expenses with respect to sites at which Abex and its subsidiaries, together with numerous other third parties, have been named PRPs could exceed $200 million, including approximately $20 million in remedial action costs, as estimated by the EPA, in respect of the Portsmouth, Virginia site.

         As a result of the Transfer, MC Group will indemnify PCT with respect to all environmental matters associated with Abex's former operations to the extent not paid by third party indemnitors or insurers, other than the operations relating to PCT's aerospace business which were recently sold to

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Parker Hannifin. Pursuant to the Stock Purchase Agreement, dated April 28, 1988, as amended, between Pneumo Abex and Whitman Corporation ("Whitman") and the related Settlement Agreement, dated September 23, 1991, between Pneumo Abex and Whitman (collectively, the "Whitman Agreements"), Whitman is obligated to indemnify Pneumo Abex for costs, expenses and liabilities relating to environmental and natural resource matters to the extent attributable to the operation of the businesses acquired from Whitman prior to their acquisition in 1988, subject to certain conditions and limitations principally relating to compliance with notice, cooperation and other procedural requirements. Generally, known and unknown liabilities arising after the 1988 Whitman acquisition that relate to PCT's current facilities will be the responsibility of PCT. Whitman is generally discharging the related liabilities in the ordinary course. In addition to the remedial action costs for the Portsmouth, Virginia site, as to which Whitman has acknowledged its indemnification responsibilities, Pneumo Abex is party to a number of cases involving tort claims concerning such site alleging exposure to lead for which Whitman has declined to accept responsibility. MC Group and Whitman are currently sharing equally the defense costs for such cases, subject to a reservation of their respective rights. Whitman is actively managing a significant number of indemnified matters, including the potential cleanup of the Portsmouth, Virginia site, and MC Group's involvement varies and is limited for those matters being managed by Whitman.

         Based upon MC Group's experience to date (including the existence of the indemnification arrangements referred to above), the cost of compliance with environmental laws is not expected to have a material adverse effect on MC Group's earnings, liquidity or competitive position. However, future events, such as changes in existing laws or enforcement policies, may give rise to additional compliance and/or other costs which could have a material adverse effect on MC Group's financial condition or results of operations.

         MC Group has not recognized any liability in its financial statements for environmental matters occurring prior to the 1988 Whitman acquisition which are covered by Whitman's indemnification obligations under the Whitman Agreements. Management of MC Group considers these obligations to be Whitman's and monitors the financial position of Whitman to determine the level of uncertainty associated with Whitman's ability to satisfy its obligations. Based upon Whitman's active management of indemnifiable matters, its discharging of the related liabilities when required, and its financial position based upon publicly filed financial statements, MC Group believes that the likelihood of Whitman failing to satisfy its obligations is remote.

         A predecessor of Pneumo Abex, a wholly owned subsidiary of PCT, has been named as a defendant in personal injury lawsuits claiming damages relating to asbestos-containing friction products formerly manufactured by such predecessor. The predecessor, which discontinued the manufacture and sale of asbestos-containing friction products in the United States in 1987, has never been found liable in any such case. As of January 31, 1997, Pneumo Abex or the predecessor has been named as a defendant in approximately 50,000 pending claims, typically with 10 to 30 or more co-defendants.

         Pursuant to the Whitman Agreements, Whitman has retained ultimate responsibility for all asbestos-related claims made through August 1998 and for certain asbestos-related claims asserted thereafter. In connection with the sale by Abex in December 1994 of its Friction Products Division (the "Friction Products Sale"), a subsidiary of Cooper Industries, Inc. ("Cooper") assumed responsibility for substantially all of the asbestos-related claims made after August 1998 and therefore

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



such claims are not subject to the Whitman indemnity. Pneumo Abex maintained product liability insurance covering substantially all of the period during which asbestos-containing products were manufactured and both the Company and Whitman have the benefit of such insurance. Pursuant to court rulings and interim agreements reached with certain insurance carriers, Pneumo Abex is being reimbursed for approximately 90% of the aggregate defense and settlement costs associated with such claims, and continues to seek recovery of the remaining amount of unreimbursed costs from its carriers in an ongoing insurance coverage litigation commenced by Abex in 1982. As of December 31, 1996, the Company has approximately $8.8 million in unreimbursed costs pending receipt from the insurance carriers or Whitman.

         MC Group is unable to forecast with precision the amount of future defense and settlement costs associated with asbestos litigation, but consistent with Abex's historical treatment, MC Group has not recognized any liability in its financial statements for asbestos-related claims as substantially all of these costs are expected to be insured and, to the extent not insured entirely, are covered by Whitman's indemnifications under the Whitman Agreements or by Cooper.

         Although PCT retains ultimate responsibility and indemnifies MC Group for such matters under the Transfer Agreement, a subsidiary of MC Group undertakes administrative and funding obligations with respect to such matters, including as to such unreimbursed costs, subject to certain termination events as described below. PCT's obligation to make reimbursement for the amounts so funded will be limited to amounts received by PCT under related indemnification and insurance arrangements. The Company's administrative and funding obligations would be terminated in the case of a bankruptcy of Pneumo Abex or PCT or, following an exhaustion of available insurance, either a bankruptcy of Whitman or Cooper or Whitman or Cooper failing to make required indemnification payments other than for reasons primarily caused by actions or inactions taken by MC Group.

         Various legal proceedings, claims and investigations are pending against MC Group and its subsidiaries related to commercial transactions, product liability, safety and health matters and other matters relating to MC Group, including those for which MC Group assumed responsibility under the Transfer Agreement. Most of these legal proceedings are related to matters covered by insurance, subject to deductibles and maximum limits, and by third party indemnities. MC Group does not believe, based on currently available information, that the outcome of these other matters, irrespective of insurance coverage and third party indemnities, will have a material adverse effect on its financial position or results of operations.

         In connection with the 1992 Distribution, Abex and Henley allocated between them certain liabilities related to the businesses of Henley or its predecessors, including certain liabilities relating to self-insurance programs, and each indemnified the other against loss associated with liabilities assumed by the indemnifying party. In addition, Abex guaranteed certain contingent obligations of Koll relating to a predecessor company pension plan and environmental liabilities of Henley and certain of its predecessors, and Koll agreed to indemnify Abex in respect thereof. During the first quarter of 1997, the Company, Koll and certain of its subsidiaries entered into certain agreements (the "1997 Koll Agreements") pursuant to which, among other things, the parties re-allocated certain liabilities relating to the self-insurance programs, the Company agreed to assume sponsorship of, and financial responsibility for, the predecessor Company pension plan referred to above, the Company paid to Koll $2.3 million, and the Company received $0.5 million from a third party in connection with the sale

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


of an asset by Koll. The Company believes that its balance sheet at December

31, 1996 reflects adequate reserves for its remaining obligations under the 1997 Koll Agreements with respect to these matters. Furthermore, Koll has been discharging its assumed and indemnification responsibilities in the ordinary course. The Company does not believe, based on currently available information, including information filed with the Securities and Exchange Commission and the EPA regarding such environmental liabilities, that liability for the discharge of the Company's remaining guarantee and indemnification obligations would have a material adverse effect on its financial position or results of operations even if Koll's financial circumstances, as described in Note 9, were to cause Koll to stop discharging its responsibilities.

         In connection with the 1997 Koll Agreements, the Company also agreed to assume whatever liability, if any, Koll or certain of its subsidiaries may have with respect to personal injury claims arising out of the operations of either the passenger rail car business of Pullman Incorporated ("Pullman"), a predecessor of Koll and the Company, or the business of Pullman Passenger Car Company, a subsidiary of Koll (collectively, the "Pullman Claims"). Koll also transferred to the Company all of the rights that Koll and such subsidiaries may have against Wheelabrator Technologies Inc., another predecessor of Koll and the Company, with respect to the Pullman Claims. As of the date of the Company's assumption of the Pullman Claims, Koll was defending approximately 360 claims that individuals had contracted asbestos-related diseases by reason of their work maintaining or repairing Pullman cars. Management believes that costs related to these approximately 360 claims will not have a material adverse effect on the Company.

15.      Geographic Information

         Information related to the Company's geographic areas are presented below with the following definitions:

         Operating profit, as indicated below, represents net sales less operating expenses, amortization of identifiable goodwill, equity in earning from continuing operations of PCT, foreign currency transaction income (loss) and other income (expense).

         Identifiable assets are those used by each geographic area. Corporate assets are principally cash, restricted cash, deferred charges and the assets acquired in connection with the Merger and Libra Purchase.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Geographic Areas:

                                                                                               (dollars in thousands)

                                                                                              Year ended December 31,
                                                                         -----------------------------------------------------------
                                                                                 1996                    1995                1994
                                                                         ----------------------    ------------------    -----------
Net Sales (a):
   Domestic - U.S.                                                        $             269,725    $          217,394     $ 187,513
                 - Export                                                                24,877                26,032        25,425
   Foreign                                                                               16,057                17,700        13,941
                                                                         ----------------------    ------------------   -----------
                                                                          $             310,659    $          261,126   $   226,879
                                                                         ======================    ==================   ============

Operating Profit:
   Domestic                                                               $              85,684    $          61,502    $   50,656
   Foreign (b)                                                                            4,139                3,476         2,506
   Corporate                                                                             (9,070)              (9,740)            -
                                                                         ----------------------    ------------------   -----------
                                                                          $              80,753    $          55,238   $    53,162
Net interest expense and financing charges                                              (11,889)             (22,444)      (29,349)
Gain on Cigar IPO and Flavors Disposition                                               279,556                    -              -
                                                                         ----------------------    ------------------   -----------
Income from continuing operations before income taxes                     $             348,420    $           32,794   $    23,813
                                                                         ======================    ==================   ===========

                                                                                   (dollars in thousands)
                                                                                        December 31,
                                                                         --------------------------------------------
                                                                                 1996                    1995
                                                                         ----------------------    ------------------
Identifiable assets:
   Domestic (c)                                                           $            193,867 $             237,303
   Foreign                                                                               1,852                18,919
   Corporate                                                                           573,782               304,377
                                                                         ----------------------    ------------------
                                                                          $            769,501     $         560,599
                                                                         ======================    ==================

------------
(a) The Company had no intercompany sales from their U.S. businesses to their foreign businesses in 1996, 1995 and 1994. Sales from their foreign businesses to their U.S. businesses were $39,457, $23,084 and $17,473 for the years ended December 31, 1996, 1995 and 1994, respectively. Such amounts are excluded from the above table.

(b) Includes foreign currency transaction gain of $756, $40 and $215 in 1996, 1995 and 1994, respectively.

(c)      Includes  assets  located in foreign  countries  of $15,161  and

         $14,071 at  December  31, 1996 and 1995, respectively.

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


16.      Unaudited Quarterly Financial Information

         The following is a summary of unaudited quarterly financial information for the quarterly periods in 1996 and 1995:

                                                                 (dollars in thousands, except share data)
                                                                                   1996
                                                  ------------------------------------------------------------------------
                                                        First          Second           Third              Fourth
                                                      -----------    ------------    ------------       -------------
           Net sales                                     $66,168         $78,577         $85,635           $  80,279
           Gross profit                                   27,866          34,212          36,434              34,293
           Income from continuing operations               7,640           9,886          98,025  (a)        128,045  (b)
           Net income                                      8,311          23,883          98,409  (a)        128,045  (b)
           Net income per share                        $     .36        $   1.03        $   4.24          $     5.51


                                                                (dollars in thousands, except share data))
                                                                                   1995
                                                  ------------------------------------------------------------------------
                                                        First          Second           Third             Fourth
                                                     ------------    ------------    ------------      --------------
           Net sales                                     $58,353         $68,236         $68,679             $65,858
           Gross profit                                   23,804          28,210          27,984              27,106
           Income from continuing operations               4,556           7,885           3,944               6,706
           Net income                                      4,556           7,885           4,604               7,368
           Net income per share                        $     .23       $     .38       $     .20           $     .32

------------------
(a)      Reflects the gain on the Cigar IPO.
(b)      Reflects the gain on the Flavors Disposition.

17.      Subsequent Events

         On February 20, 1997, Mafco Consolidated Holdings entered into an Agreement and Plan of Merger (the "1997 Merger Agreement") with MC Group whereby

Mafco Consolidated Holdings will buy the remaining 15% of MC Group that it does not already own. Pursuant to the 1997 Merger Agreement, each outstanding share of MC Group Common Stock (other than shares held by Mafco Consolidated Holdings) will be converted into the right to receive $33.50 in cash, subject to upward adjustment (the "Merger Consideration"). Additionally, on February 20, 1997, in connection with the 1997 Merger Agreement, MC Group declared a special cash dividend of $10 per share which was paid on March 14, 1997 to stockholders of record as of the close of business on March 10, 1997. In addition, pursuant to the 1997 Merger Agreement the Company has agreed to make cash payments aggregating $38.8 in respect of outstanding stock options.

         The Merger Consideration shall be equal to the sum of (x) $33.50 plus
(y) an amount, if any (the "Additional Amount"), equal to the Excess (as defined below) multiplied by 79.7%. The Additional Amount shall be payable only if the average of the per share closing prices (the "Average") of Cigar Common Stock on the New York Stock Exchange for the ten trading days ending two trading days prior to the effectiveness of the Merger, exceeds $33.00 (the amount by which the Average exceeds $33.00, the "Excess"). MC Group stockholders will be entitled to receive the Merger Consideration in cash, without interest, upon surrender of the certificate formerly representing shares

                 MAFCO CONSOLIDATED GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


of Cigar Common Stock.

         The 1997 Merger Agreement has been unanimously approved by the Boards of Directors of each company and, in the case of MC Group, by a special committee of independent directors formed to consider the transaction. The consummation of the transaction is subject to the approval of MC Group stockholders, the filing with and review by the Securities and Exchange Commission of an information statement to be sent to Mafco stockholders, and other customary conditions. Mafco Consolidated Holdings, which owns approximately 85% of the outstanding shares of MC Group common stock, has agreed to vote in favor of the transaction, which is expected to close during the second quarter of 1997.

         In January 1997, six purported class-action lawsuits and one purported derivative and class-action lawsuit were filed in the Delaware Court of Chancery (the "Chancery Court"), under the captions Alan R. Kahn v. Ronald O. Perelman, et al., C.A. No. 15450; Sandy Rywell v. Ronald O. Perelman, et al., C.A. No. 15468; Crandon Capital Partners v. Ronald O.
Perelman, et al., C.A. No. 15469; Harry Voege v. Ronald O. Perelman, et al., C.A. No. 15470; Harry Polikoff v. Mafco Consolidated Group Inc., et al., C.A. No. 15471; Sal S. Shiry v. Ronald O. Perelman, et al., C.A. No. 15475; and Jack Fishbaum v. Mafco Consolidated Group Inc., et al., C.A. No. 15481 (collectively, the "Actions"). The Actions allege certain acts allegedly taken or not taken by the Company and the members of the board of directors in connection with the proposed transaction that ultimately culminated in the 1997 Merger Agreement and the price originally proposed to be paid for the Company Common Stock and allege that Andrews Group Incorporated and MC Group's board of directors breached fiduciary obligations to the Company's stockholders by entering into certain transactions with Marvel Entertainment Group, Inc. and Toy Biz, Inc. (the "Marvel and Toy Biz Transactions"), which transactions were allegedly corporate opportunities of the Company. The Actions seek to enjoin the consummation of the Merger Agreement and the Marvel and Toy Biz Transactions, as well as damages and an award of attorneys' fees. On March 17, 1997, the parties to all of the Actions except Fishbaum executed a Memorandum of Understanding setting forth the terms of their agreement in principle to settle these Actions. The Memorandum of Understanding acknowledges the enhanced terms for stockholders set forth in the Merger Agreement and provides that settling plaintiffs may seek up to $1.25 million in attorney's fees. The Memorandum of Understanding contemplates the drafting and execution of a Stipulation of Settlement by the parties and its approval by the Chancery Court, which approval is expected to occur in the third quarter of 1997.

         On March 26, 1997, Cigar Holdings completed a public offering of 5,000,000 shares of the Cigar Common Stock at an offering price of $23.75 per share. All of the shares sold were owned by MC Group. In addition, the underwriters have been granted an overallotment option to purchase an additional 750,000 shares, which as of the date hereof has not been exercised.

               SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                            (Dollars in thousands)



                                          Balance at     Charged to                  Balance at
                                          Beginning      Costs and    Other           End of
       Description                        of Period      Expenses   Deductions (1)    Period
---------------------------------------   ----------     ---------  --------------   ---------
Year ended December 31, 1994
   Deducted from asset accounts:
        Sales allowances                      $ 2,734    $     -      $     -         $  2,734
        Allowance for doubtful accounts         1,867        145          (61)           1,951
        Inventory reserves                        514        247            -              761
                                              -------    -------      -------          -------

        Totals                                $ 5,115    $   392      $   (61)           5,446
                                              =======    =======      =======          =======


Year ended December 31, 1995
   Deducted from asset accounts:
        Sales allowances                      $ 2,734    $   650      $     -            3,384
        Allowance for doubtful accounts         1,951        206         (190)           1,967
        Inventory reserves                        761        198         (137)             822
                                              -------    -------      -------          -------

        Totals                                $ 5,446      1,054      $  (327)           6,173
                                              =======    =======      =======          =======


Year ended December 31, 1996
   Deducted from asset accounts:
        Sales allowances                      $ 3,384      1,557      $     -            4,941
        Allowance for doubtful accounts         1,967       (634)        (670)             663
        Inventory reserves                        822        818         (339)           1,301
                                              -------    -------      -------          -------

        Totals                                $ 6,173    $ 1,741      $(1,009)         $ 6,905
                                              =======    =======      =======          =======

(1) Doubtful accounts written off, less recoveries, reclassifications and foreign translation adjustment and effects of business sold.